Exhibit 99.1

ATS To Host Third Quarter Earnings Call Wednesday February 7, 2024, at 8:30 a.m. Eastern

CAMBRIDGE, Ontario--(BUSINESS WIRE)--January 23, 2024--ATS Corporation (TSX: ATS) (NYSE: ATS) (“ATS” or the “Company”) will report its financial results for the third quarter ended December 31, 2023, before the TSX opens on Wednesday, February 7, 2024.

At 8:30 a.m. eastern February 7, 2024, the Company will host a conference call and webcast of management's quarterly remarks and follow up question and answer period with analysts. The listen-only webcast can be accessed live at https://events.q4inc.com/attendee/416364346. The conference call can be accessed live by dialing (888) 660-6652 or (646) 960-0554 five minutes prior.

A replay of the conference will be available on the ATS website following the call. Alternatively, a telephone recording of the call will be available for one week (until midnight February 14, 2024) by dialing (800) 770-2030 and entering passcode 8782510.

About ATS Corporation

ATS Corporation is an industry-leading automation solutions provider to many of the world’s most successful companies. ATS uses its extensive knowledge base and global capabilities in custom automation, repeat automation, automation products and value-added services including pre-automation and after-sales services, to address the sophisticated manufacturing automation systems and service needs of multinational customers in markets such as life sciences, food & beverage, transportation, consumer products, and energy. Founded in 1978, ATS employs over 6,500 people at more than 60 manufacturing facilities and over 80 offices in North America, Europe, Asia and Oceania. The Company’s common shares are traded on the Toronto Stock Exchange and the New York Stock Exchange under the symbol ATS.

Contacts

For more information, contact:
David Galison
Head of Investor Relations
ATS Corporation
730 Fountain Street North
Cambridge, ON, N3H 4R7
(519) 653-6500
dgalison@atsautomation.com

For general media inquiries, contact:
Matthew Robinson
Director, Corporate Communications
ATS Corporation
730 Fountain Street North
Cambridge, ON, N3H 4R7
(519) 653-6500
mrobinson@atsautomation.com